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                                                                       Exhibit 4

August 22, 2001

Philip Stoddart
55 Plymbridge Road
Toronto, Ontario
M2P 1A2

Michael Griffiths
235 St. Leonards Ave.
Toronto, Ontario
M4N 1K9

Dear Sirs:

                         RE: KILMER LCW LIMITED ("KLL")

This letter will confirm our agreement relating to your investment in Class B common shares of KLL.

1.   AUTHORIZED CAPITAL: KLL has three classes of shares as follows:

     -    Unlimited Class A common shares

     -    Unlimited Class B common shares

     - 2,163,700 non-voting preference shares (the "preferred shares") which are redeemable and retractable for an aggregate redemption price of $21,637,000 plus any accrued unpaid dividends; entitled to fixed cumulative dividends at a rate of 3% per annum; and entitled to liquidation priority to the extent of the redemption price.

2. PURPOSE: KLL is the owner of a warrant to acquire 4,400,000 common shares of Lafarge Corporation at a price of US $29 per share (the "Warrant"). KLL acquired the Warrant in exchange for redeemable preference shares on a tax-deferred basis under subsection 85(1) of the Income Tax Act (Canada). KLL's business is restricted to acquiring and holding the Warrant for investment purposes.

3. SHARE SUBSCRIPTIONS: Kilmer Van Nostrand Co. Limited ("KVN") will subscribe for 60 Class A common shares of KLL for $600, Philip Stoddart will subscribe for 20 Class B common shares of KLL for $200, and Michael Griffiths will subscribe for 20 Class B common shares of KLL for $200.

4. ISSUANCE OF SHARES: No new shares of KLL will be issued without the unanimous consent of all shareholders.

5. TRANSFER OF SHARES: No transfer of shares of KLL will be permitted without the unanimous consent of all shareholders.

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6.   DISTRIBUTION POLICY: KLL's distribution policy will be to distribute the after-tax proceeds from the sale of all or part of the Warrant or the Lafarge Corporation shares acquired on the exercise of the Warrant within 10 days following the receipt of such proceeds in accordance with the following:

     (a) the preferred shares will be redeemed for their redemption price (including accrued and unpaid dividends);

     (b) a dividend will be declared and paid on the Class A common shares equal to 90% of KLL's Net Sale Proceeds (as defined below) from the sale less the aggregate of (i) $1,000,000 and (ii) the portion of the redemption price of the preferred shares that is attributable to accrued and unpaid dividends; and

     (c) the remainder of the after-tax proceeds from the sale will be paid as a dividend on the Class B common shares.

     We believe that it is reasonable for you to expect that the dividends that will be declared and paid on your Class B common shares will be approximately equal to 10% of KLL's Net Sale Proceeds.

     Schedule 1 attached hereto sets out two examples of the application of this dividend policy.

7.   DEFINITIONS:

     Net Sale Proceeds is defined as Total Proceeds (as defined below) less the Net Cost of the Warrant (as defined below) and any taxes paid or payable by KLL as a result of the sale of the Warrant or the Lafarge Corporation shares acquired on the exercise of the Warrant.

     Net Cost of the Warrant is defined as $20,637,000 representing the original Warrant cost of $21,637,000 less $1,000,000 representing notional interest on the deferred original Warrant cost of $21,637,000 for one year.

     Total Proceeds is defined as any of the following as the case may be:

     (a)  total proceeds from the sale of the Warrant, or

     (b) total proceeds from the sale of the Lafarge Corporation shares acquired on the exercise of the Warrant less the total exercise price of acquiring the shares, or

     (c) total proceeds from the sale of the Lafarge Corporation shares delivered to KLL pursuant to a Cashless Exercise as defined in the Warrant (i.e. no exercise price required to be paid),


                                                                               2

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     minus, in each case,

     (d) any reasonable costs and expenses incurred by KLL in connection with the sale.

8. TAX MATTERS: In determining the amount of taxes paid or payable by KLL as a consequence of the sale of the Warrant or the Lafarge Corporation shares acquired on the exercise of the Warrant, the amount of any refundable tax to which KLL will become entitled as a consequence of the payment of dividends in accordance with its dividend policy shall not be considered to be a tax paid or payable by KLL as a consequence of the sale of the Warrant or the Lafarge Corporation shares.

     To the extent that amounts are added to KLL's capital dividend account, as defined by the Income Tax Act (Canada), such amounts will be allocated and paid as to 90% to the holders of the Class A common shares and as to 10% to the holders of the Class B common shares.

9. CURRENCY: All dollar amounts in this agreement are Canadian dollars, unless specified otherwise.

If the foregoing is satisfactory to you, please sign and date this letter where indicated below and return it to me. Duplicate copies of this letter and its attachment are enclosed for you.

KILMER VAN NOSTRAND CO. LIMITED


PER: /s/ Lawrence M. Tanenbaum
     --------------------------------
     Lawrence M. Tanenbaum

We acknowledge and agree to the terms set out herein.


/s/ Michael Griffiths                   DATE: AUGUST 22, 2001
-------------------------------------
Michael Griffiths


/s/ Philip Stoddart                     DATE: AUGUST 22, 2001
-------------------------------------
Philip Stoddart


                                                                               3

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                                                                      SCHEDULE 1

                     WARRANT PROCEEDS PARTICIPATION SCHEDULE
                                    (PRE-TAX)

                                                                 F
                     C                                       Excess of             G                H           I            J
    A        B      US $          D              E        Exercise Price   Excess of Exercise   Net Cost       Net      Allocation
   # of     US $   Strike  Total Exercise   Total Strike    Over Strike    Price Over Strike   of Warrant  Proceeds to  to Class B
 Warrants  Price   Price    Price in US $  Price in US $   Price in US $    Price in Cdn. $      Cdn. $     be Shared     Shares
---------  -----  -------  --------------  -------------  --------------  -------------------  ----------  -----------  ----------
                               (A X B)        (A X C)          (D-6)      (F X 1.52) (note 1)   (note 2)     (G - H)     (1 X 10%)
4,400,000   $35     $29      154,000,000    127,600,000     26,400,000         40,128,000      20,637,000   19,491,000   1,949,100
4,400,000   $38     $29      167,200,000    127,600,000     39,600,000         60,192,000      20,637,000   39,555,000   3,955,100

(1) Any costs and expenses of the disposition would also be deducted, but this schedule assumes there would be no such costs and expenses.

(2) $21,637,000 less assumed interest earned of $1,000,000 for the period December 29,2000 to December 31,2001 (time of payment for warrant).